Form N-SAR
Sub-Item 77Q1(g)


Nuveen NWQ Global Equity Income Fund

a Series of Nuveen Investment Trust (the  Trust )


811-07619


On October 17, 2016 the above-referenced fund was the surviving fund in a reorganization. All of the assets of the Nuveen Global Equity Income Fund, a closed-end fund organized as a Massachusetts business trust were transferred to the Nuveen NWQ Global Equity Income Fund, a series of the Trust. The circumstances and details of the reorganization as well as a form of copy of the Agreement and Plan of Merger (Appendix A) are contained in the N-14/A filing on August 5, 2016, under Conformed Submission Type Form N-14/A, accession number 0001193125-16-673638, which materials are herein incorporated by reference.